January 14, 2021

VIA EDGAR

Cara Wirth
Mara Ransom
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Core-Mark Holding Company, Inc.
Form 10-K for the Fiscal Year ended December 31, 2019
Filed March 2, 2020
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2019
Filed May 26, 2020
File No. 001-51515

Dear Mses. Wirth and Ransom:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated December 30, 2020 (the “Comment Letter”), regarding the Staff’s review of (i) the above-referenced Annual Report on Form 10-K and Amendment No. 1 to the Annual Report on Form 10-K of Core-Mark Holding Company, Inc. (“we” or the “Company”). We have repeated the Staff’s comments below in italics and following each comment is our response thereto.

Form 10-K for the Fiscal Year ended December 31, 2019

Part III. Item 11. Executive Compensation (incorporated by reference from Definitive Proxy
Statement filed April 9, 2020), page 35

1.We note your use of certain metrics in setting specific objectives for the Named Executive Officers. Going forward, please provide the specific "Target," "Threshold," and "Exceptional" metrics that are set by the compensation committee for each component of your compensation program. Refer to Item 402(b)(1)(v) of Regulation S-K. To the extent you intend to rely on Instruction 4 to Item 402(b) of Regulation S-K, please discuss how difficult it will be for the executive or you to achieve the undisclosed target levels or other factors.

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that in future filings the Company will either specify the metrics that are set by the compensation committee for each component of our compensation program or include the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, if applicable.
More specifically, with respect to our 2019 Long-Term Incentive Plan (the “LTIP awards”), we note that on page 32 of the Definitive Proxy Statement filed April 9, 2020 (the “2020 Proxy Statement”) we disclosed the “Threshold,” “Target,” and “Exceptional” levels for the metric of Adjusted EBITDA that was established for the LTIP awards. In future filings, we will disclose the Adjusted EBITDA attained in connection with the LTIP awards.

Ms. Cara Wirth
Ms. Mara Ransom
January 14, 2021

With respect to the Annual Incentive Bonus, the Company notes that it expects to rely on Instruction 4 to Item 402(b) of Regulation S-K. In that regard, the Company notes the disclosure on page 29 of the 2020 Proxy Statement where we discuss how difficult it will be for the executives or the Company to achieve the undisclosed targets levels or other factors for our annual incentive bonus plan. For the “Exceptional” level of performance, we state that “[i]n general, this level of performance represents achievement of an aggressive operating plan for the Company or the relevant region” and that “[t]he Compensation Committee considers performance at this level to be “Exceptional” due to the difficulty of attaining the high levels of achievement necessary to meet such a plan.” For the “Target” level performance, we state that “[t]his level generally represents strong achievement under the operating plan for the Company or the relevant region and generally represents the average payout and the attainment of the performance target for executives and other cash bonus program participants.” For the “Threshold” level performance, we state that “[t]his level represents the lowest level of performance deemed worthy of a bonus.” In future filings and pursuant to Instruction 4 to Item 402(b) of Regulation S-K, we will tie such disclosure to the specific metric being omitted.

1.We note that two of your compensation metrics, Adjusted PTNP and Return on Net Assets, appear to be measures that differ from those identified and reconciled in your annual report on Form 10-K. Because it is not clear how you have arrived at the amounts that are represented by these measures, going forward please revise to explain what these measures represent. If you consider these measures to be non-GAAP measures, please disclose how the target levels for each measure can be calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that we have included the definition of Adjusted PTNP and Return on Net Assets (“RONA”) on page 28 of the 2020 Proxy Statement. As discussed on page 28 of the 2020 Proxy Statement, RONA is derived from Adjusted PTNP. In future filings, we will explain how Adjusted PTNP, as a non-GAAP measure, is derived from Net Profit, a GAAP measure on our statement of operations, and explaining the relevant exclusions.

The Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please contact us at (940) 293-8600 with any follow up questions you may have.

Sincerely,

CORE-MARK HOLDING COMPANY, INC.

/s/	SCOTT E. McPHERSON

By:	Scott E. McPherson
President and Chief Executive Officer

Cc:	Christopher M. Miller, Chief Financial Officer, Core-Mark Holding Company, Inc.
Craig W. Adas, Partner, Weil, Gotshal & Manges LLP